EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
(Unaudited)	2004		2003
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$45,885		$47,263
Other interest	896		3,162
Amortization of debt discount and expense	1,856		3,121
Interest on lease agreements	4,306		4,740

Total Fixed Charges	52,943		58,286

Earnings before income taxes and undistributed income from equity investees	200,532		241,925

Earnings available for fixed charges	$253,475		$300,211

Ratio of earnings to fixed charges	4.79	x	5.15	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.